Exhibit 12.1

RATIOS OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,					Six months ended
	2012	2013	2014	2015	2016	June 30, 2017
	(Millions, except ratio amounts)
Earnings (loss) from continuing operations before income taxes	$(317)	$149	$4,059	$(21,268)	$(3,877)	$1,056
Capitalized interest, net of amortization	(2)	(4)	(13)	17	23	(15)

	(319)	145	4,046	(21,251)	(3,854)	1,041
Fixed charges:
Interest expensed and capitalized	454	493	606	585	983	287
Estimate of interest within rental expense	14	8	20	29	26	13

Total fixed charges	468	501	626	614	1,009	300

Earnings available (insufficient) for payment of fixed charges	$149	$646	$4,672	$(20,637)	$(2,845)	$1,341

Ratio of earnings to fixed charges	N/A	1.29	7.46	N/A	N/A	4.47
Insufficient earnings to fixed charges	$319	N/A	N/A	$21,251	$3,854	N/A